UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: May 6, 2009
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On May 6, 2009, the Company issued a press release announcing that its exchange listing compliance plan submitted to the NYSE Amex on March 13, 2009 has been accepted. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporate herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated May 6, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

By: /s/ Randal Hardy

Randal Hardy
Chief Executive Officer, Chief Financial Officer
and Director

Date: May 7, 2009

EXHIBIT INDEX

Exhibit No.   Description
99.1   Press Release of Timberline Resources Corporation dated May 6, 2009.

Exhibit 99.1

PRESS RELEASE

Timberline Announces Acceptance of Plan to Regain Compliance with NYSE Amex Listing Requirements

May 6, 2009 – Coeur d'Alene, Idaho – Timberline Resources Corporation (NYSE Amex: TLR) ("Timberline") today announced that on May 4, 2009 it received notice from the NYSE Amex ("Exchange") that the Exchange has accepted Timberline's plan of compliance and will continue Timberline's listing on the Exchange, subject to certain conditions. While Timberline remains out of compliance with certain listing standards, the Exchange has granted the Company an extension until August 13, 2010 to regain compliance with the Exchange's continued listing standards. Until Timberline regains compliance, the company remains subject to periodic review by the Exchange.

On February 13, 2009, Timberline received notice from the Exchange that as of September 30, 2008 the Company was below certain of the Exchange's continued listing standards due to Timberline's stockholders' equity not meeting certain minimum requirements. Timberline was afforded the opportunity to submit a plan of compliance to the Exchange and submitted its plan on March 13, 2009.

Timberline Resources Corporation has taken the complementary businesses of mining services and mineral exploration and combined them into a unique, forward-thinking investment vehicle that provides investors exposure to both the "picks and shovels" and "blue sky" aspects of the mining industry. Timberline has contract drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company is forming a 50/50 joint venture with Small Mine Development, LLC at its Butte Highlands Gold Project which is scheduled for development in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties, including but not limited to the Company's 50/50 joint venture with SMD, the development and production of the Company's Butte Highlands project, and the Company's expected operations in 2009. When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-KSB for the year ended September 30, 2008. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Contact Information:
John Swallow, Chairman
Phone: 208.664.4859